UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2002

Apiva.com Web Corporation
(SEC File No.: 0-30232)
(Translation of registrant's name into English)

1940 West 11th Avenue, Vancouver, B.C. V6J 2C6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apiva.com Web Corporation
(Registrant)

Date: March 13, 2002 By: W. Gardiner
(Signature)*

William Gardiner, Chief Executive Officer
*Print name and title of the signing officer under his signature

APIVA ANNOUNCES THE AGREEMENT TO ACQUIRE AN INTEREST IN AN EGYPTIAN OIL CONCESSION HAS BEEN TERMINATED

Vancouver, B.C. March 7, 2002 – Apiva Ventures Limited (OTCBB: APVLF - the "Company") announced today that its agreement to acquire a 10% working interest in the East Wadi concession, as previously announced on September 5, 2001, has been terminated. The Company intends to continue to identify and review opportunities in the technology or resource sectors.

For information on the Company contact:
William Gardiner, President
(604) 687-7661

This press release contains statements that constitute "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the ability of the Company's management to identify new business opportunities and complete them on the terms acceptable by the Company or at all; and receipt of financing necessary to complete any proposed acquisition. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.